SUBJECT TO COMPLETION, DATED OCTOBER 22, 1997
                         PRELIMINARY PRICING SUPPLEMENT





                            PRICING SUPPLEMENT NO. 4
                                      dated
                                 October  , 1997
                                     to the
                                   Prospectus
                                      dated
                                December 28, 1995
                                       and
                              Prospectus Supplement
                                      dated
                                 January 3, 1996
                            ------------------------

                                       [  ]

                        GS FINANCIAL PRODUCTS U.S., L.P.

                           MEDIUM-TERM NOTES, SERIES B

                                -----------------

                       6% MANDATORILY EXCHANGEABLE NOTES
                             DUE NOVEMBER [ ], 1999
                  (SUBJECT TO MANDATORY EXCHANGE INTO SHARES OF
                  COMMON STOCK OF COMPAQ COMPUTER CORPORATION.)

                                -----------------

       AN INVESTMENT IN THE NOTES TO WHICH THIS PRICING SUPPLEMENT RELATES PRESENTS CERTAIN RISKS THAT SHOULD BE CAREFULLY CONSIDERED BY INVESTORS.
        SEE "RISK FACTORS" BEGINNING ON PAGE 10. THE NOTES TO WHICH THIS PRICING SUPPLEMENT RELATES ARE NOT PRINCIPAL PROTECTED AND, ACCORDINGLY,
            INVESTORS IN THE NOTES MAY LOSE THEIR ENTIRE INVESTMENT.

                                ----------------

      See "RISK FACTORS" IN THIS PRICING SUPPLEMENT AND "CERTAIN FACTORS" AND "RISKS RELATED TO INDEXED SECURITIES" IN THE ACCOMPANYING PROSPECTUS, DATED DECEMBER 28, 1995 (THE "PROSPECTUS"), FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY POTENTIAL INVESTORS IN THE NOTES, INCLUDING THAT THE VALUE AND/OR THE NUMBER OF SHARES DELIVERED IN EXCHANGE FOR THE NOTES WILL DEPEND UPON FLUCTUATIONS IN THE VALUE OF THE COMMON STOCK, PAR VALUE $0.01 PER SHARE (THE "COMMON STOCK"), OF COMPAQ COMPUTER CORPORATION ("COMPAQ"). CAPITALIZED TERMS USED HEREIN BUT NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS OR THE PROSPECTUS SUPPLEMENT, DATED JANUARY 3, 1996.

      THE FOLLOWING SUMMARY OF CERTAIN TERMS OF THE NOTES IS SUBJECT TO THE MORE DETAILED TERMS OF THE NOTES INCLUDED ELSEWHERE IN THIS PRICING SUPPLEMENT.

Issuer:                            GS Financial Products U.S., L.P.

Securities Offered:                6% Mandatorily Exchangeable Notes due
                                   November O, 1999 (Subject to Mandatory
                                   Exchange into Shares of Common Stock of
                                   Compaq Computer Corporation) (the "Notes").
                                   The Notes are a series of the Issuer's
                                   Medium-Term Notes, Series B.

Face Amount or Initial Price:      $[        |X|        ] per Note.

Issue Price:                       [100] % of the Face Amount.

Denominations:                     $[ |X| ], equal to [|X|] Notes or any
                                   integral multiple thereof (i.e., each
                                   beneficial owner of the Notes must own and trade in integral multiples of [|X|] Notes, having an aggregate face amount of approximately $100,000).

Common Stock:                      Common Stock, par value $0.01 per share, of
                                   Compaq Computer Corporation.

Trade Date:                        October |X|, 1997.

Settlement Date:                   November |X|, 1997

Stated Maturity Date:              November [|X|], 1999 (subject to extension as
                                   herein described, the "Maturity Date") or, if not a Business Day, the next succeeding
                                   Business Day; provided,
                                   however, that if the fifth Business Day
                                   immediately preceding November [|X|], 1999
                                   (or if such day is not a Business Day, the next succeeding Business Day) is not the Determination Date, the Maturity Date will be the fifth Business Day following the Determination Date; provided, further, however, that in no event will the Maturity
                                   Date be later than November |X|, 1999.

Interest Rate:                     6% per annum (equivalent to $____ per annum
                                   per Note) from and including the Settlement
                                   Date to but excluding the Maturity Date.

Interest Payment Dates:            February |X|, May |X| August |X| and November
                                   |X| of each year and on the Maturity Date, commencing February |X|,1998, or, if any such day is not a Business Day, the next succeeding Business Day. See "Description of
                                   Notes--Interest".


Cap Rate:                          [1.57 TO 1.59]

Threshold Appreciation Price:      The product of the Cap Rate and the Initial
                                   Price.

Principal Amount and               On the Maturity Date, the Face Amount of each
Mandatory Exchange at Maturity:    Note will be mandatorily exchanged for Common
                                   Stock at the Exchange Rate (the "Principal
                                   Amount"). The "Exchange Rate" is equal to (i) if the Final Closing Price per share of Common Stock is greater than or equal to the Threshold Appreciation Price, a number of shares of Common Stock per Note equal to the product of (A) the Cap Rate and (B) the quotient of the Initial Price of such Note and the Final Closing Price, and (ii) if the Final Closing Price is less than the Threshold Appreciation Price, one share of Common Stock per Note. See "Description of
                                   Notes--Principal Amount and Mandatory
                                   Exchange at Maturity". The Exchange Rate is subject to adjustment as a result of certain dilution events, and an investor may receive cash on the Maturity Date upon the occurrence of certain events. See

                                   "Description of Notes--Anti-Dilution
                                   Adjustments."


Determination Date:                The fifth Business Day immediately preceding
                                   the Stated Maturity Date, provided, however, that if a Market Disruption Event (as defined under "Description of Notes--Definitions") has occurred on such Business Day, the Determination Date will be the first following Business Day on which a Market
                                   Disruption Event has not occurred, but in no event later than the fifth Business Day immediately preceding November [|X|], 1999.

Final Closing Price:               The Closing Price of the Common Stock on the
                                   Determination Date. Depending upon the
                                   offering size, the Final Closing Price may be based on an average of the Closing Prices over a specified period.

Specified Currency -
Principal and Interest:            U.S. Dollars

Events of Default and              The Principal Amount payable upon an
Acceleration:                      acceleration of the Notes prior to the
                                   Determination Date is described under
                                   "Description of Notes--Events of Default and Acceleration; Default Amount".

Defeasance:                        The provisions described in the Prospectus
                                   under "Description of Notes--Defeasance and
                                   Covenant Defeasance" do not apply to the Notes.

Tax Considerations:                Pursuant to the terms of the Indenture, the
                                   Issuer and every holder of Notes will be obligated (in the absence of an administrative determination or judicial ruling to the contrary) to characterize the Notes for all tax purposes as a forward contract to purchase shares of Common Stock on the Maturity Date, under the terms of which contract a holder will irrevocably deposit with the Issuer an amount of cash equal to the purchase price of the Notes to assure fulfillment of the holder's purchase obligation. See "United States Federal Income
                                   Tax Considerations".

Redemption:                        The Notes are redeemable, in whole and not in
                                   part, at the option of the Issuer, if the Issuer has determined that it will no longer maintain its public registrant status with the Securities and Exchange Commission (the
                                   "Commission"). The amount payable upon any such redemption will be 105% of the average of the Closing Values (as defined under "Description of Notes--Redemption of Notes") of the Notes on the 10 trading days immediately preceding the date of the mailing of the notice of redemption, together with any accrued and unpaid interest up to but not including the Redemption Date. See
                                   "Description of Notes--Redemption".

Calculation Agent:                 Goldman, Sachs & Co ("GS&Co."). The
                                   Calculation Agent is an affiliate of the Issuer, and will have no liability to the Issuer or any holder of the Notes for any action taken or omitted to be taken by it as Calculation Agent in good faith. See "Risk
                                   Factors--Discretion of GS&Co. as Calculation
                                   Agent" for a discussion of certain conflicts of interest that may arise with respect to GS&Co.'s responsibilities as Calculation
                                   Agent.

Form of Note:                      Global Note.

Commission:                        None. The Issuer will pay GS&Co. a fee of
                                   $[O] pursuant to the Origination Agreement between the Issuer and GS&Co., which is described in the Issuer's Annual Report on Form 10-K for the fiscal year ended November
                                   29, 1996. See "Incorporation of Certain
                                   Documents by Reference" in the Prospectus.

Net Proceeds to the Issuer:        [100]% of the Face Amount.

Use of Proceeds:                   The Issuer expects to use all of the proceeds
                                   from the issuance of the Notes to purchase shares of Common Stock (although the Issuer will not be required to retain such Common Stock). The
                                   Issuer will also write over-the-counter call options and enter into interest rate swaps with GS&Co. or Goldman Sachs Capital Markets,
                                   L.P. ("GSCM"), an affiliate of the Issuer.
                                   Any remaining proceeds from the offering of the Notes, together with the premium received from the writing of the call options, will be added to the Issuer's working capital to support its Derivative Transaction activities. See "Use of Proceeds and Hedging" in this Pricing Supplement and "Use of Proceeds" in the Prospectus.

                        HYPOTHETICAL RETURNS OF THE NOTES

         The table below compares the total return to the Stated Maturity Date of owning Common Stock (which trades on the New York Stock Exchange, Inc. (the "NYSE")) to the total return of owning Notes assuming an Initial Price of $73.875, a Threshold Appreciation Price of $116.7225 and a Cap Rate of 1.58. It should be noted that the total return on the Notes will never exceed 70%.

         THE FOLLOWING TABLE IS PROVIDED FOR PURPOSES OF ILLUSTRATION ONLY. IT SHOULD NOT BE TAKEN AS AN INDICATION OR PREDICTION OF FUTURE INVESTMENT RESULTS, AND IS MERELY INTENDED TO ILLUSTRATE THE IMPACT OF VARIOUS ASSUMED COMMON STOCK PRICES AT THE END OF THE INDICATED PERIOD ON THE PRICE OF THE NOTES, ASSUMING ALL OTHER VARIABLES ARE HELD CONSTANT.


ASSUMPTIONS: Common Stock Price on Trade Date in Dollars          $73.875
             Assumed Common Stock Dividend Yield                     0.16%
             Initial Price                                        $73.875
             Cap Rate                                                1.58
             Threshold Appreciation Price                       $116.7225
             No exercise by Issuer of
             Redemption right.
             No antidilution adjustments.


---------------------------------------------------------------------------------------------------------------
                                             AT STATED MATURITY DATE
---------------------------------------------------------------------------------------------------------------
                       COMMON STOCK                                                 NOTES
---------------------------------------------------------------------------------------------------------------

                          ASSUMED
                        COMMON STOCK
     ASSUMED          PRICE AT STATED
    COMMON(1)          MATURITY DATE                                                                NUMBER OF
   STOCK PRICE         AS % OF PRICE            TOTAL           VALUE OF                            SHARES OF
    AT STATED            OF COMMON          RETURN(2) OF          NOTE             TOTAL             COMMON
     MATURITY             STOCK ON             COMMON          (PRINCIPAL        RETURN(2)OF        STOCK PER
       DATE              TRADE DATE             STOCK          PAYMENT)(3)          NOTES             NOTE
---------------------------------------------------------------------------------------------------------------
    $147.750               200.00%            100.32%          $116.72             70.00%             0.7900
     140.362               190.00              90.32            116.72             70.00              0.8316
     132.975               180.00              80.32            116.72             70.00              0.8778
     125.587               170.00              70.32            116.72             70.00              0.9294
     118.200               160.00              60.32            116.72             70.00              0.9875
     110.812               150.00              50.32            110.81             62.00              1.0000
     103.425               140.00              40.32            103.43             52.00              1.0000
      96.037               130.00              30.32             96.04             42.00              1.0000
      88.650               120.00              20.32             88.65             32.00              1.0000
      81.262               110.00              10.32             81.26             22.00              1.0000
---------------------------------------------------------------------------------------------------------------
      73.875               100.00               0.32             73.88             12.00              1.0000
---------------------------------------------------------------------------------------------------------------
      66.487                90.00              -9.68             66.49              2.00              1.0000
      59.100                80.00             -19.68             59.10             -8.00              1.0000
      51.712                70.00             -29.68             51.71            -18.00              1.0000
      44.325                60.00             -39.68             44.33            -28.00              1.0000
      36.937                50.00             -49.68             36.94            -38.00              1.0000
      29.550                40.00             -59.68             29.55            -48.00              1.0000
      22.162                30.00             -69.68             22.16            -58.00              1.0000
      14.775                20.00             -79.68             14.78            -68.00              1.0000
       7.387                10.00             -89.68              7.39            -78.00              1.0000
       0.000                 0.00             -99.68              0.00            -88.00              1.0000
---------------------------------------------------------------------------------------------------------------


(1) Assumes Common Stock price is unchanged from the Determination Date until the Maturity Date.

(2) Total Return represents the percentage change in the price of the Common Stock and the Notes, respectively, over a two-year period. The total return calculation uses the value of such security at the end of the specified period and includes any dividends or interest paid on such security over the specified period but does not assume the reinvestment thereof.

(3) There can be no assurance that the Notes will trade prior to the Maturity Date at the price bearing that relationship to the price of the Common Stock.

                                   THE ISSUER

         The Issuer was formed as a Cayman Islands exempted limited partnership on February 5, 1992. All the partnership interests in the Issuer are owned by subsidiaries of The Goldman Sachs Group, L.P. ("Group").

         The Issuer is a derivative products company engaged in the business of entering into, as principal or guarantor, a variety of types of transactions, principally interest rate swaps, interest rate options (e.g., interest rate caps, interest rate floors and options on interest rate swaps), currency swaps and options, commodity swaps and options, index swaps and forward contracts (collectively, "Derivative Transactions"). Generally, the Issuer enters into or guarantees Derivative Transactions in situations where two or more counterparties (typically including a related party) wish to enter into one or more Derivative Transactions between themselves, but want the Issuer to substitute its credit for that of one or more of the counterparties. Market practice for such transactions is that the Issuer typically substitutes its own credit for that of one or more of the counterparties by entering into each of such transactions directly as principal.

         Because of the nature of its business, the Issuer does not intend to incur any payment or delivery obligation unless it is entitled to receive an equal or greater payment or delivery from one or more third parties (which may be affiliates of Group). In general, the Issuer refers to transactions where all of the payment obligations or delivery obligations can be met from cash flows or delivery obligations from one or more other transactions in its portfolio as being "hedged", and as not having "market risk".

         At August 29, 1997, the Issuer had entered into or guaranteed $23 billion notional amount of interest rate swaps and options, $8 billion notional amount of currency options, forwards and swaps and $0.05 billion notional amount of other swaps and options with a total of 77 counterparties. As of August 29, 1997, the Issuer had partners' capital of approximately $146 million, which exceeded the Issuer's exposure to any single obligor.
See "Certain Factors--Credit Risk" in the Prospectus.

         The Issuer is not registered as a "broker-dealer" under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or as an "investment company" under the Investment Company Act of 1940, as amended.

                                  RISK FACTORS

         Prior to making an investment decision with respect to the Notes, potential investors are urged to consider those factors presented below and in the Prospectus under "Certain Factors" and "Risks Relating to Indexed Securities".

PAYMENT AT MATURITY; LACK OF PRINCIPAL PROTECTION; LIMITED APPRECIATION

         The terms of the Notes differ from those of ordinary debt securities in that the Face Amount of the Notes are mandatorily exchangeable for shares of Common Stock and the value of the Common Stock that Holders will receive at the Maturity Date is not fixed, but is based on the price of the Common Stock. See "Description of Notes --Principal Amount and Mandatory Exchange at Maturity". There can be no assurance that the value of the Common Stock received by the Holders upon exchange will be equal to or greater than the Face Amount of the Notes because the price of the Common Stock is subject to market fluctuations. The Notes are not principal protected and, accordingly, investors in the Notes may lose their entire investment.

         As described below under "Description of Notes--Principal Amount and Mandatory Exchange at Maturity", a Holder of a Note will be entitled to receive a number of shares of Common Stock (or fractional number) on the Maturity Date at the Exchange Rate. The "Exchange Rate" is equal to, subject to adjustment as a result of certain dilution events, (i) if the Final Closing Price per share of Common Stock is greater than or equal to the Threshold Appreciation Price, a number of shares of Common Stock per Note equal to the product of (A) the Cap Rate and (B) the quotient of the Initial Price and the Final Closing Price, and
(ii) if the Final Closing Price is less than the Threshold Appreciation Price, one share of Common Stock per Note.

         The ability of the Holders of the Notes to participate in the appreciation of the Common Stock is limited. For example, if the Final Closing Price exceeds the Threshold Appreciation Price, a Holder will receive a fraction of a share of Common Stock per Note. The Notes are structured so that in no event will a Holder of Notes receive cash, property or securities (valued as of the Determination Date) in excess of $ [ O ] per Note.

         The Exchange Rate is subject to adjustment as a result of certain dilution events, as described under "Description of Notes--Anti-Dilution Adjustments".

         Any amount payable on a Note will be independent of any returns on the securities transactions discussed under "--Effect of Trading and Other Transactions by the Issuer in the Common Stock" below. Therefore, it is possible that affiliates of the Issuer could realize significant gains on their hedging transactions during the period the Notes are outstanding, but that a Holder of a Note may lose all or a portion of his or her investment.

         If a bankruptcy proceeding is commenced in respect of the Issuer, the claim of the holder of a Note may, under Section 502(b)(2) of Title 11 of the United States Code, be less than the amount of the Note that would be due if the Stated Maturity Date of the Notes were the date of the commencement of the proceeding.

RELATIONSHIP OF NOTES AND THE COMMON STOCK

         The market price of the Notes is expected to be affected principally by changes in the price of the Common Stock, interest rates and estimates of future volatility in the Common Stock. As indicated under "Compaq Computer Corporation--Historical Information", the price of the Common Stock has during certain recent periods been highly volatile. It is impossible to predict whether the price of the Common Stock will rise or fall. Trading prices of the Common Stock will be influenced by the financial results and prospects of Compaq and by complex and interrelated political, economic, financial and other factors that can affect capital markets generally and the market segment of which the Common Stock is a part. See "Compaq Computer Corporation" Further, prior to the Maturity Date, the value of the Notes may not have a one-to-one relationship with changes in price of the Common Stock.

         Moreover, since the Exchange Rate is determined in relation to the Final Closing Price on the Determination Date (which is five Business Days prior to the Maturity Date) and the price of the Common Stock may fluctuate after the Determination Date and prior to the Maturity Date, the value of any Common Stock delivered may be less than the value of such Common Stock on the Determination Date.

EFFECT OF TRADING AND OTHER TRANSACTIONS BY THE ISSUER IN THE COMMON STOCK

         As described under "Use of Proceeds and Hedging," the Issuer will hedge its obligations under the Notes by acquiring shares of Common Stock, writing over-the-counter call options on the Common Stock and entering into interest rate swaps with GS&Co. and/or GSCM. It is anticipated that GS&Co. will hedge its obligations under the call options from time to time by (i) acquiring, disposing of or selling short the Common Stock or other securities of Compaq, (ii) taking positions in or disposing of positions in listed or over-the-counter options on the Common Stock and (iii) taking positions in or disposing of positions in listed or over-the-counter options or other instruments based on broad market indices or indices designed to track the performance of computer stocks. Moreover, GS&Co. may liquidate its hedges, in whole or in part, on or prior to the Determination Date or Maturity Date. Any of these activities may adversely affect the value of the Notes and/or the Principal Amount payable on the Maturity Date. It is possible that GS&Co. could receive substantial returns with respect to its hedging activities while the value of the Notes may decline. See "Use of Proceeds and Hedging" for a further discussion of securities transactions that will be engaged in by the Issuer and may be engaged in by GS&Co.

         GS&Co. and other affiliates of the Issuer may also engage in trading in the Common Stock for their proprietary accounts, for other accounts under their management and to facilitate transactions (including block transactions) on behalf of customers. GS&Co. and other affiliates of the Issuer may also issue or underwrite other securities or financial instruments with returns indexed to changes in the value of the Common Stock. Trading in the Common Stock by GS&Co. and other affiliates of the Issuer and the issuance or underwriting of other securities or financial instruments indexed to the value of the Common Stock could adversely affect the value of the Notes.

         The Indenture relating to the Notes does not contain any restriction on the ability of the Issuer to sell, pledge or otherwise convey all or any portion of the Common Stock to be acquired by it, and no shares of Common Stock will be pledged or otherwise held in escrow for exchange on the Maturity Date. Consequently, in the event of a bankruptcy, insolvency or liquidation of the Issuer, any Common Stock owned by the Issuer will be subject to the claims of the creditors of the Issuer.

NO RIGHTS AS STOCKHOLDERS

         Holders of the Notes will not be entitled to any rights with respect to the Common Stock (including, without limitation, voting rights and rights to receive any dividends or other distributions in respect thereof) unless and until such time, if any, as the Issuer has delivered shares of Common Stock on the Maturity Date, and unless the applicable record date, if any, for the exercise of such rights occurs after such date.

POTENTIAL CONFLICTS OF INTEREST

         As discussed above under "--Effect of Trading and Other Transactions by the Issuer in the Common Stock", GS&Co. and other affiliates of the Issuer expect to engage in trading activities related to the Common Stock for their proprietary accounts and to facilitate transactions (including block transactions) for customers, and GS&Co. and other affiliates of the Issuer may engage in trading for other accounts under their management. These trading activities may present a conflict of interests between the interests of Holders of the Notes and the interests GS&Co. and other affiliates of the Issuer will have in their proprietary accounts, in the customer transactions and in accounts under their management. These trading activities, if they influence the price of the Common Stock, could be adverse to the interests of the Holders of the Notes.

         GS&Co. and other affiliates of the Issuer may engage in business with Compaq in the future, including extending loans to, or making equity investments in, Compaq or providing advisory services to Compaq, including merger and acquisition advisory services, and purchasing computers, software and related products from Compaq. These activities may present a conflict between GS&Co.'s (or such other of the Issuer's affiliate's) obligations to Compaq and the interests of Holders of the Notes. Moreover, GS&Co. has published and anticipates that it will in the future publish research reports with respect to Compaq. Any of these activities by GS&Co. or another affiliate of the Issuer may affect the price of the Common Stock and, therefore, could reduce the Principal Amount and/or the value of the Notes.

         As discussed under "--Effect of Trading and Other Transactions by the Issuer in the Common Stock," GS&Co. may engage in transactions in the Common Stock, other securities of Compaq and listed and over-the-counter options on the Common Stock and various indices in order to hedge its option positions. These activities may adversely affect the price of the Common Stock and the Notes, but may result in a profit for GS&Co.

DISCRETION OF GS&CO. AS CALCULATION AGENT

         GS&Co., as Calculation Agent, has discretion in making certain determinations in connection with certain anti-dilution adjustments. See "Description of Notes--Anti- Dilution Adjustments". The exercise of this discretion by GS&Co. could adversely affect the value of the Notes and may present conflicts of interest between GS&Co.'s activities as Calculation Agent and GS&Co.'s activities for its proprietary accounts, in facilitating transactions (including block transactions) for its customers and for accounts under its management. GS&Co. is also responsible for calculating the amounts payable upon redemption of the Notes, as described under "Description of Notes--Redemption". See "--Potential Conflicts of Interest" above.

         GS&Co. will have no liability to the Issuer or any holder of Notes for any action taken or omitted to be taken by it as Calculation Agent in good faith.

LACK OF AFFILIATION BETWEEN THE ISSUER AND COMPAQ; NO RESPONSIBILITY FOR COMPAQ DISCLOSURE

         The Issuer is not affiliated with Compaq and, as of the date of this Pricing Supplement, does not have any material non-public information concerning Compaq. The Issuer assumes no responsibility for the adequacy or accuracy of the information contained in this Pricing Supplement with respect to Compaq or in any of Compaq's publicly available filings. Investors in the Notes should make their own investigation into Compaq. See "Compaq Computer Corporation".

         Compaq is not involved in the offering of the Notes and has no obligation with respect to the Notes, including any obligation to take the interests of the Holders of the Notes into consideration for any reason. Compaq will not receive any of the proceeds of the offering of the Notes made hereby and is not responsible for, and has not participated in, the determination of the timing of, prices for, or quantities of, the Notes offered hereby or the determination or calculation of the amount to be paid to Holders of Notes at maturity. Compaq is not involved with the administration, marketing or trading of the Notes and has no obligations with respect to the amount to be paid to Holders of the Notes.

POSSIBLE ILLIQUIDITY OF NOTES; SECONDARY TRADING IN THE NOTES

         The Notes are a new issue of securities and it is impossible to predict whether a secondary market for the Notes will develop or how the Notes will trade in any market that does develop. The requirement that beneficial owners of the Notes hold and trade in integral multiples of o Notes may also adversely affect the development of a secondary market. The Issuer has been advised by GS & Co. that it intends to make a market in the Notes but it is not obligated to do so and any such market making may be discontinued at any time without notice.

DILUTION

         The Exchange Rate is subject to adjustment for certain events arising from stock splits and combinations, stock dividends and extraordinary cash dividends and for certain other events that affect Compaq's capital structure. See "Description of Notes--Anti- Dilution Adjustments" below. The Exchange Rate will not be adjusted for other events, such as offerings of the Common Stock for cash or an issuer tender or exchange offer at a premium to the then current market price or a third party tender or exchange offer for less than all of the outstanding shares of the Common Stock, that may adversely affect the price of the Common Stock and, therefore, adversely affect the trading price of the Notes and the amount of Common Stock to be exchanged on the Maturity Date. There can be no assurance that Compaq will not make offerings of the Common Stock in the future or effect an issuer tender or exchange offer or take any other action which adversely affects the value of the Notes but does not result in an anti-dilution adjustment.

REDEMPTION

         The Notes are subject to redemption, at the option of the Issuer, if the Issuer has determined it will no longer maintain its public registrant status with the Commission, in whole but not in part, at 105% of the average of the Closing Values of the Notes on the 10 trading days immediately preceding the mailing of the notice of redemption, together with any accrued and unpaid interest up to but not including the Redemption Date, unless such interest is reflected in the Closing Values. See "Description of Notes-- Redemption".

UNCERTAINTY OF FEDERAL INCOME TAX CONSEQUENCES

         Neither the Internal Revenue Service nor any court has decided how the Notes or similar securities should be treated for United States federal income tax purposes. As a result, significant aspects of their tax treatment are uncertain. The Issuer will not ask the Internal Revenue Service to rule on how the Notes should be treated. The Internal Revenue Service may disagree with the description of tax consequences of owning the Notes that is described under "United States Federal Income Tax Considerations".

                              DESCRIPTION OF NOTES

         SEE "RISK FACTORS" IN THIS PRICING SUPPLEMENT AND "CERTAIN FACTORS" AND "RISKS RELATING TO INDEXED SECURITIES" IN THE PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN THE NOTES.

         The following description of the Notes offered hereby supplements and, to the extent inconsistent therewith, supersedes the general terms and provisions of the Notes set forth in the accompanying Prospectus, dated December 28, 1995 (the "Prospectus"), and the Prospectus Supplement, dated January 3, 1996 (the "Prospectus Supplement"). For purposes of the general description of Notes set forth in the Prospectus and the Prospectus Supplement, the Notes offered hereby constitute "Indexed Notes". All capitalized and undefined terms used herein have the meanings assigned to them in the Prospectus or the Prospectus Supplement.

GENERAL

         The 6% Mandatorily Exchangeable Notes due 1999 (Subject to Mandatory Exchange into Shares of Common Stock of Compaq Computer Corporation) (the "Notes") will mature on November [O], 1999 (the "Stated Maturity Date"). The Face Amount of each Note will be mandatorily exchanged on the Maturity Date for shares of common stock, par value $0.01 per share (the "Common Stock"), of Compaq Computer Corporation ("Compaq"). See "--Principal Amount and Mandatory Exchange at Maturity" below.

         The Notes will be issued in a face amount of $[O] (the "Face Amount") per Note. Each beneficial owner of the Notes must own and trade in integral multiples of o Notes. The Notes will be issued in the form of one or more Global Notes as described under "Description of Notes--Book-Entry Notes" in the Prospectus Supplement.

         Settlement for the Notes will be made in immediately available funds. The Notes will trade in the Depositary's Same Day Funds Settlement System and secondary market trading activity for the Notes will settle in immediately available funds.

         The Notes are subject to redemption, at the option of the Issuer, as described under "--Redemption of Notes" below. The Notes are not repayable at the option of the holder thereof and are not entitled to the benefits of a sinking fund.

         Solely for purposes of the aggregate principal amount of Notes required for any consent, waiver, authorization or other action taken or to be taken by holders of Notes pursuant to the Notes and the Indenture, the principal amount of the Notes offered hereby will equal the Face Amount of the Notes.

         The Specified Currency for the Notes is U.S. dollars.

         GS&Co. will act as Calculation Agent with respect to the Notes. See "Risk Factors--Potential Conflicts of Interest" and "--Discretion of GS&Co. as Calculation Agent" in this Pricing Supplement.

PRINCIPAL AMOUNT AND MANDATORY EXCHANGE AT MATURITY

         The Notes will mature on the Stated Maturity Date, subject to extension as hereinafter described (such date of maturity herein referred to as the "Maturity Date"). In the event that the Stated Maturity Date is not a Business Day, the Maturity Date will be the next Business Day; provided, however, that if the fifth Business Day immediately preceding November [|X|], 1999 (or if such day is not a Business Day, the next succeeding Business Day) is not the Determination Date, the Maturity Date will be the fifth Business Day following the Determination Date, provided, further, however, that in no event will the Maturity Date be later than November [|X|], 1999. The Issuer will promptly notify each Holder of a Note of such extension of the Stated Maturity Date.

         On the Maturity Date, the Face Amount of each Note will be mandatorily exchanged for Common Stock at the Exchange Rate (the "Principal Amount"), provided such Notes have not been redeemed by the Issuer as described under "--Redemption of Notes" prior to the Maturity Date. In the event of a merger of Compaq into another company, or the liquidation of Compaq, or certain related events, Holders may, in lieu thereof (or in lieu of a portion thereof), receive principal payments in cash. The "Exchange Rate" is equal to (i) if the Final Closing Price per share of Common Stock is greater than or equal to the Threshold Appreciation Price, a number of shares of Common Stock per Note equal to the product of (A) the Cap Rate and (B) the quotient of the Initial Price of a Note and the Final Closing Price, and (ii) if the Final Closing Price is less than the Threshold Appreciation Price, one share of Common Stock per Note. The Exchange Rate is subject to adjustment as a result of certain dilution events. See "--Anti-Dilution Adjustments--Merger, Consolidation or Sale of Assets". Holders of Notes otherwise entitled to receive fractional shares of Common Stock in respect of their aggregate holdings of Notes will receive cash in lieu thereof based on the Final Closing Price.

INTEREST

         Interest will accrue on the Face Amount of the Notes at 6% per annum from and including the Issue Date to but excluding the Maturity Date or, if earlier, the Redemption Date. Interest on the Notes will be payable quarterly on February |X|, May |X|, August |X| and November |X| in each year and on the Maturity Date, commencing on February [O],1988 or if any such day is not a Business Day, the next succeeding Business Day (each, an "Interest Payment Date"). The Regular Record Date with respect to any Interest Payment Date will be the February [O], May [O], August [O], or November [O], whether or not a Business Day, as the case may be, immediately preceding such Interest Payment Date. If the Stated Maturity Date is extended (as described above under "--Principal Amount and Mandatory Exchange at Maturity"), interest will not be paid on the Stated Maturity Date and will continue to accrue on the Face Amount of the Notes at 6% per annum to but excluding the Maturity Date and will be payable on the Maturity Date. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

ANTI-DILUTION ADJUSTMENTS

   GENERAL

         The Exchange Rate will be subject to adjustment by the Calculation Agent as described below to the extent that any of the events requiring such adjustment occur during the period commencing on the date of this Pricing Supplement and ending on the Determination Date. No adjustments to the Exchange Rate will be made other than those specified below. Such adjustments do not cover all events that could affect the Exchange Rate, including, without limitation, an issuer tender or exchange offer at a premium to the market price or a third party tender or exchange offer for less than all of the outstanding shares of Common Stock. See "Risk Factors--Dilution".

         No adjustments to the Exchange Rate will be required unless such adjustment would require a change of at least 0.1% in the Exchange Rate. The Exchange Rate resulting from any of the adjustments specified below will be rounded to the nearest one thousandth with five ten-thousandths being rounded upward.

         All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and, in the absence of manifest error, will be conclusive for all purposes and binding on the Issuer and the Holders of Notes, and the Calculation Agent will have no liability therefor. The Calculation Agent will provide information as to any adjustments to the Exchange Rate upon written request by any Holder of the Notes.

         In the case of any adjustment to the Exchange Rate as a result of an event described under "--Stock Splits", "--Stock Dividends", "--Dividends and Other Distributions" or "--Rights and Warrants", the Final Closing Price shall be adjusted in the same manner.

         For purposes of clarity, it is intended that the adjustments for stock splits, reverse stock splits, stock dividends, cash dividends and other distributions described below are meant to apply only if such events actually occur, as often as they occur.

         STOCK SPLITS

         If the Common Stock is subject to a stock split or reverse stock split, then at the opening of business on the first day on which the Common Stock trades without the right to receive such stock split (the "ex-dividend date"), the Exchange Rate will be adjusted by multiplying such Exchange Rate by a fraction, the numerator of which will be the number of shares of the Common Stock outstanding at the close of business on the record date for holders of the Common Stock entitled to such split plus or minus the change in the number of shares resulting from such stock split or reverse stock split and the denominator of which will be the number of shares of the Common Stock outstanding at the close of business on such record date.

         STOCK DIVIDENDS

         If the Common Stock is subject to a stock dividend that is given ratably to all holders of shares of the Common Stock, then at the opening of business on the ex-dividend date, the Exchange Rate will be adjusted by multiplying such Exchange Rate by a fraction, the numerator of which will be the number of shares of the Common Stock outstanding at the opening of business on such ex-dividend date plus the number of shares constituting such stock dividend and the denominator of which will be the number of shares of the Common Stock outstanding at the opening of business on such ex-dividend date.

         If the ex-dividend date relating to the two for one stock split announced by Compaq on October 16, 1997 occurs after the date of this Pricing Supplement, the Exchange Rate will be adjusted to reflect such stock split. See "Compaq Computer Corporation--Historical Information".

         DIVIDENDS AND OTHER DISTRIBUTIONS

         There will be no adjustments to the Exchange Rate to reflect cash dividends or other distributions paid with respect to the Common Stock other than (i) distributions that constitute Spin-Off Events as described in the first paragraph under "--Merger, Consolidation or Sale of Assets" below and (ii) Extraordinary Dividends as described below. A dividend or other distribution with respect to the Common Stock will be deemed to be an "Extraordinary Dividend" if such dividend or other distribution exceeds the immediately preceding non-Extraordinary Dividend, if any, for the Common Stock by an amount equal to at least 10% of the Closing Price of the Common Stock on the first Business Day immediately preceding the ex-dividend date. If an Extraordinary Dividend occurs with respect to the Common Stock, the Exchange Rate will be adjusted by multiplying such Exchange Rate by a fraction, the numerator of which will be the Closing Price of the Common Stock on the Business Day immediately preceding the ex-dividend date with respect to such Extraordinary Dividend and the denominator of which will be the difference between such Closing Price and the Extraordinary Dividend Amount. The "Extraordinary Dividend Amount" with respect to an Extraordinary Dividend for the Common Stock will equal (i) in the case of cash dividends or other distributions that constitute quarterly dividends, the amount per share of such Extraordinary Dividend minus the amount per share of the immediately preceding non-Extraordinary Dividend for the Common Stock or (ii) in the case of cash dividends or other distributions that do not constitute quarterly dividends, the amount per share of such Extraordinary Dividend. To the extent an Extraordinary Dividend is not paid in cash, the value of the non-cash component will be determined by the Calculation Agent, whose determination will be conclusive. A distribution on the Common Stock that constitutes a Spin-Off Event and that also constitutes an Extraordinary Dividend will only cause an adjustment to the Exchange Rate pursuant to the first paragraph under "--Merger, Consolidation or Sale of Assets" below.

              Unless the previously announced cash dividend by Compaq constitutes an "Extraordinary Dividend", such cash dividend will not result in an adjustment to the Exchange Rate. See "Compaq Computer Corporation--Historical Information".

         RIGHTS AND WARRANTS

         If Compaq issues rights or warrants to all holders of the Common Stock to subscribe for or purchase the Common Stock at an exercise price per share less than the Closing Price of the Common Stock on the record date for determining the holders of the Common Stock entitled to receive such rights and warrants, then the Exchange Rate will be adjusted by multiplying such Exchange Rate by a fraction, the numerator of which will be the number of shares of the Common Stock outstanding at the close of business on such record date, plus the number of additional shares of the Common Stock offered for subscription or purchase pursuant to such rights or warrants and the denominator of which will be the number of shares of the Common Stock outstanding at the close of business on such record date, plus the number of additional shares of the Common Stock which the aggregate offering price of the total number of shares of the Common Stock so offered for subscription or purchase pursuant to such rights or warrants would purchase at the Closing Price of the Common Stock on such record date, which will be determined by multiplying such total number of shares offered by the exercise price of such rights or warrants and dividing the product so obtained by such Closing Price.

         MERGER, CONSOLIDATION OR SALE OF ASSETS

         If (A) (i) there occurs any reclassification or change of the Common Stock, (ii) Compaq or any surviving entity or subsequent surviving entity of Compaq (a "Successor") has been subject to a merger, combination or consolidation and either (x) is not the surviving entity or (y) survives and all of the outstanding shares of the Common Stock are exchanged for or converted into Exchange Property (as defined below), (iii) any statutory exchange of securities of Compaq or any Successor with another entity occurs (other than pursuant to clause (ii) above), (iv) any sale, lease, transfer, or conveyance to another entity of the property of Compaq or any Successor as an entirety or substantially an entirety, (v) Compaq or any Successor is liquidated, dissolved or wound up, (vi) Compaq issues to all of its shareholders equity securities of an issuer other than Compaq (other than in a transaction described in clauses
(ii), (iii), (iv) or (v) above, a "Spin-off Event") or (vii) a tender or exchange offer is consummated for all the outstanding shares of the Common Stock or for all of a particular type of Exchange Property (any such event in clauses
(i) through (vii), a "Reorganization Event"), and (B) in the case of (i) a Reorganization Event other than a Spin-Off Event, the effective time of such Reorganization Event occurs prior to the Determination Date or (ii) a Spin-Off Event, the record date fixed for the determination of the shareholders of Compaq entitled to receive the securities distributed in such Spin-Off Event (the "Spin-Off Record Date") occurs prior to the Determination Date, then each Note will be exchangeable for Exchange Property (as defined below). In the case of a Reorganization Event, the Final Closing Price will be equal to the sum of the Transaction Values for each type of Exchange Property, as of the Determination Date. The "Transaction Value" means (i) for any cash received in any such Reorganization Event, the product of (A) the Exchange Rate (as in effect immediately prior to such Reorganization Event) and (B) the amount of cash received per share of the Common Stock, (ii) for any property other than cash or securities received in any such Reorganization Event, the product of (A) the Exchange Rate applicable to such Exchange Property as of the Determination Date and (B) the market value of such Exchange Property received for each share of the Common Stock as determined by the Calculation Agent as of the Determination Date, and (iii) for any security received in any such Reorganization Event, an amount equal to the product of (A) the Exchange Rate applicable to such Exchange Property as of the Determination Date and (B) the Closing Price per share of such security as of the Determination Date multiplied by the quantity of such security received for each share of the Common Stock. "Exchange Property" means securities, cash or any other assets distributed in any Reorganization Event, including, in the case of a Spin-off Event, the share of the Common Stock with respect to which the spun-off security was issued. If Exchange Property consists of more than one type of Exchange Property, Holders will receive an amount of each type of Exchange Property in the same proportion as each type of Exchange Property bears to the Transaction Value for all the Exchange Property.

         For purposes of the preceding paragraph, in the case of a consummated tender or exchange offer for all of a particular type of Exchange Property, Exchange Property will be deemed to include the amount of cash or other property paid by the offeror in the tender or exchange offer with respect to such Exchange Property (in an amount determined on the basis of the rate of exchange in such tender or exchange offer). In the event of a tender or exchange offer with respect to Exchange Property in which an offeree may elect to receive cash or other property, Exchange Property will be deemed to include the kind and amount of cash and other property received by offerees who elect to receive cash.

         The Calculation Agent will be solely responsible for the determination and calculation of any adjustments to the Exchange Rate and of any related determinations and calculations with respect to any distributions of stock, other securities or other property or assets (including cash) in connection with any corporate event described in the second preceding paragraph, and its determinations and calculations with respect thereto will be conclusive and binding on the Issuer and the holders of the Notes.

         NOTWITHSTANDING THE FOREGOING, THE AMOUNT PAYABLE BY THE ISSUER ON THE MATURITY DATE WITH RESPECT TO EACH NOTE WILL NOT UNDER ANY CIRCUMSTANCES EXCEED $[O] PER NOTE OR AN AMOUNT OF CASH, PROPERTY AND/OR SECURITIES HAVING AN EQUIVALENT VALUE AS OF THE DETERMINATION DATE.

REDEMPTION OF NOTES

         The Notes are redeemable, in whole and not in part, at the option of the Issuer, if the Issuer certifies to the Trustee that it has determined to terminate its public registrant status with the Commission, as described in the first paragraph of "Description of Notes--Redemption" in the Prospectus as supplemented and superseded by the following discussion. Any such redemption of the Notes will be made at a redemption price equal to 105% of the average of the Closing Values of the Notes on the 10 trading days immediately preceding the Issuer Notice Date (as defined below under "--Definitions"), together with any accrued and unpaid interest up to but not including the Redemption

Date, unless such interest is reflected in the Closing Values. "Closing Value" means, with respect to any trading day, the mean, as determined by the Calculation Agent, of the bid prices for such security obtained from as many dealers in such security (which may include the Calculation Agent or its affiliate), but not exceeding three, as will make such bid prices available to the Calculation Agent in order to determine the Closing Value.

EVENTS OF DEFAULT AND ACCELERATION; DEFAULT AMOUNT

         In case an Event of Default with respect to the Notes shall have occurred and be continuing prior to the Determination Date, the amount payable to a Holder on any day on which the principal of the Notes becomes payable upon any acceleration, will equal the Default Amount and, on or after the Determination Date, the Principal Amount; provided, however, that, solely for purposes of the aggregate principal amount of Notes required for any consent, waiver, authorization or other action taken or to be taken by holders of Notes pursuant to the Notes and the Indenture have taken such action, the principal amount of the Notes offered hereby will equal the Face Amount of the Notes.

DEFINITIONS

         "Business Day" means any day that is not a Saturday, a Sunday or a day on which the NYSE (or, if different, the principal securities exchange on which the Common Stock (or, in the case of a Reorganization Event, any Exchange Property) is then listed) is authorized or obligated by law or executive order to close.

         "Cap Rate" means [1.57 TO 1.59].

         "Closing Price" means, with respect to any security on any date, the closing sale price or last reported sale price, regular way, for the security on the principal national securities exchange on which such security is listed for trading on such date or, in the event such security is not listed on any national securities exchange, on the U.S. national market system that is the primary market for trading such security or, in the event such security is not listed on any national securities exchange or quoted through any U.S. national market system, the Closing Price with respect to such security will be the mean, as determined by the Calculation Agent, of the bid prices for such security obtained from as many dealers in such security (which may include the Calculation Agent or its affiliate), but not exceeding three, as will make such bid prices available to the Calculation Agent.

         "Common Stock" means the common stock, par value $0.01 per share, of Compaq.

         "Compaq" means Compaq Computer Corporation, a Delaware corporation.

         "Default Amount" means, on any day, an amount, in U.S. dollars, equal to the cost of having a Qualified Financial Institution expressly assume, as of such day, the due and punctual payment of the Principal Amount of and interest on the Notes offered hereby, and the performance and observance of every covenant thereof and of the Indenture on the part of the Issuer to be performed or observed with respect to such Notes (or to undertake other obligations providing the same economic value to the Holder of such Notes as the Issuer's obligations thereunder). Such cost will equal (i) the lowest amount that a Qualified Financial Institution (selected as provided below) would charge to effect such assumption (or undertaking) plus (ii) the reasonable expenses (including reasonable attorneys' fees) incurred by the Holder of such Notes in preparing any documentation necessary for such assumption (or undertaking). During the Default Quotation Period, each of the Holder of a Note and the Issuer may request a Qualified Financial Institution to provide a quotation of the amount it would charge to effect such assumption (or undertaking) and will notify the other in writing of such quotation. The amount referred to in clause
(i) of this paragraph will equal the lowest (or, if there is only one, the only) quotation so obtained, and as to which notice is so given, during the Default Quotation Period; provided, however, that, with respect to any quotation, the party not obtaining such quotation may object, on reasonable and significant grounds, to the effectuation of such assumption (or undertaking) by the Qualified Financial Institution providing such quotation and notify the other party in writing of such grounds within two Business Days after the last day of the Default Quotation Period, in which case such quotation will be disregarded in determining the Default Amount. The Default Quotation Period will be the period beginning on the day the Default Amount first becomes due and payable and ending on the third Business Day after such due day, unless no such quotation is so obtained, or unless every such quotation so obtained is objected to within five Business Days after such due day as provided above, in which case the Default Quotation Period will continue until the third Business Day after the first Business Day on which prompt notice is given of such a quotation as provided above, unless such quotation is objected to as provided above within five Business Days after such first Business Day, in which case the Default Quotation Period will continue as provided in this sentence. Notwithstanding the foregoing, if the Default Quotation Period (and the subsequent two Business Day objection period) has not ended prior to the Determination Date, then the Default Amount will equal the Principal Amount.

         "Determination Date" means the fifth Business Day immediately prior to the Stated Maturity Date, provided, however, that if a Market Disruption Event has occurred on such Business Day, the Determination Date will be the first following Business Day on which a Market Disruption Event has not occurred, but in no event later than the fifth Business Day immediately prior to November | |, 1999.

         "Face Amount" or "Initial Price" means $[ ] per Note.

         "Final Closing Price" means the Closing Price of the Common Stock on the Determination Date.

         "Issuer Notice Date" means any Business Day on which the Issuer, or the Trustee on behalf of the Issuer, mails to Holders a notice of redemption with respect to the Notes.

         "Market Disruption Event" means, with respect to the Common Stock, (i)
(a) a suspension, absence or material limitation of trading of the Common Stock on the primary market for the Common Stock for more than two hours of trading or during the one-half hour period preceding the close of trading in such market or a suspension, absence or material limitation on the primary market for trading in options contracts related to the Common Stock, if available, during the one-half hour period preceding the close of trading in such market, in each case as determined by the Calculation Agent in its sole discretion, or (b) the Common Stock does not trade on the primary market for the Common Stock, and (ii) a determination by the Calculation Agent in its sole discretion that either event described in clauses (a) or (b) above materially interfered with the ability of the Issuer or any of its affiliates to unwind all or a material portion of the hedges with respect to the Notes. For purposes of determining whether a Market Disruption Event has occurred (i) a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant market, (ii) a decision to permanently discontinue trading in the relevant option contract will not constitute a Market Disruption Event, (iii) limitations pursuant to NYSE Rule 80A (or any applicable rule or regulation enacted or promulgated by the NYSE, the National Association of Securities Dealers, Inc., any other self-regulatory organization or the Securities and Exchange Commission of similar scope as determined by the Calculation Agent) on trading during significant market fluctuations will constitute a Market Disruption Event, (iv) a suspension of trading in an options contract on the Common Stock by the primary securities market trading in such options, if available, by reason of
(x) a price change exceeding limits set by such securities exchange or market,
(y) an imbalance of orders relating to such contracts or (z) a disparity in bid and ask quotes relating to such contracts will constitute a suspension or material limitation of trading in options contracts related to the Common Stock and (v) an "absence of trading" on the primary securities market on which options contracts related to the Common Stock are traded will not include any time when such securities market is itself closed for trading under ordinary circumstances. References to the Common Stock in this definition will also be deemed to refer to any Exchange Property consisting of securities.

         "NYSE" means the New York Stock Exchange, Inc.

         "Qualified Financial Institution" means, at any time, a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan that at such time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated A-1 or higher by Standard & Poor's Ratings Group or P-1 or higher by Moody's Investors Service, Inc. (or such other comparable rating, if any, then used by such rating agency).

CALCULATION AGENT

         All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and, in the absence of manifest error, will be conclusive for all purposes and binding on the Issuer and the Holders of Notes, and the Calculation Agent will have no liability therefor.

DEFEASANCE AND COVENANT DEFEASANCE

         The Notes are not subject to defeasance or covenant defeasance as described under "Description of Debt Securities--Defeasance and Covenant Defeasance" in the Prospectus.

                           USE OF PROCEEDS AND HEDGING

         The Issuer expects to use all of the proceeds from the issuance of the Notes to purchase shares of Common Stock. (although the Issuer will not be required to retain such Common Stock). The Issuer will also write over-the-counter call options and enter into interest rate swaps with GS&Co. or GSCM. Any remaining proceeds from the offering of the Notes, together with the premium received from the writing of the call options, will be added to the Issuer's working capital to support its Derivative Transaction activities. The Issuer does not anticipate entering into any other transactions to hedge the Notes.

         GS&Co., in order to hedge its position under the call options, may sell Common Stock contemporaneously with the pricing of the Notes. After the date hereof, GS&Co. may from time to time (i) acquire, dispose of or sell short shares of Common Stock or other securities of Compaq, (ii) take positions in or dispose of positions in listed or over-the-counter options on the Common Stock and/or (iii) take positions in or dispose of positions in listed or over-the-counter options or other instruments based on broad market indices or indices designed to track the performance of computer stocks. In addition, the Issuer or GS&Co. may purchase or otherwise acquire a long or short position in Notes from time to time and may, in their sole discretion, hold or resell such Notes.

         GS&Co. may liquidate its hedges, in whole or in part, on or prior to the Determination Date or Maturity Date. Such liquidation may involve purchase or sales of (i) the Common Stock, (ii) listed or over-the-counter options on the Common Stock or

(iii) listed or over-the-counter options or other instruments based on broad market indices or indices designed to track the performance of computer stocks.

         WHILE THE HEDGING ACTIVITY DISCUSSED ABOVE MAY ADVERSELY AFFECT THE MARKET VALUE FROM TIME TO TIME OF THE NOTES AND THE PRINCIPAL AMOUNT PAYABLE ON THE MATURITY DATE, THERE WILL BE NO DIRECT RELATIONSHIP BETWEEN THE GAINS OR LOSSES THAT AFFILIATES OF ISSUER REALIZE FROM THEIR HEDGING ACTIVITIES AND THE VALUE OF THE COMMON STOCK FOR WHICH THE NOTES WILL BE EXCHANGED ON THE MATURITY DATE. See "RISK FACTORS--EFFECT OF TRADING AND OTHER TRANSACTIONS BY THE ISSUER IN THE COMMON STOCK" AND "--POTENTIAL CONFLICTS OF INTEREST".

                           COMPAQ COMPUTER CORPORATION

         According to publicly available documents, Compaq is the fifth largest computer company in the world and the largest global supplier of personal computers. Compaq develops and markets hardware, software, solutions and services, including industry-leading enterprise computing solutions, fault-tolerant business-critical solutions, networking products, commercial desktop and portable products and consumer PCs. Compaq is subject to the information reporting requirements of the Exchange Act. Accordingly, Compaq files reports, proxy statements and other information with the Commission. Copies of such reports, proxy statements and other information may be inspected and copied at certain offices of the Commission or on the Commission's web site (http://www.sec.gov.).

         THIS PRICING SUPPLEMENT RELATES ONLY TO THE NOTES OFFERED HEREBY AND DOES NOT RELATE TO THE COMMON STOCK. ALL DISCLOSURES CONTAINED IN THIS PRICING SUPPLEMENT REGARDING COMPAQ ARE DERIVED FROM THE PUBLICLY AVAILABLE DOCUMENTS DESCRIBED IN THE PRECEDING PARAGRAPH OR OTHER SPECIFIED SOURCES. THE ISSUER HAS NOT PARTICIPATED IN THE PREPARATION OF SUCH DOCUMENTS OR MADE ANY DUE DILIGENCE INQUIRY WITH RESPECT TO THE INFORMATION PROVIDED THEREIN AND ASSUMES NO RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF ANY SUCH INFORMATION. INVESTORS IN THE NOTES ARE URGED TO CONDUCT THEIR OWN INVESTIGATION INTO COMPAQ. THE ISSUER MAKES NO REPRESENTATION THAT SUCH PUBLICLY AVAILABLE DOCUMENTS OR ANY OTHER PUBLICLY AVAILABLE INFORMATION REGARDING COMPAQ ARE ACCURATE OR COMPLETE. FURTHERMORE, THERE CAN BE NO ASSURANCE THAT ALL EVENTS OCCURRING PRIOR TO THE DATE OF THIS PRICING SUPPLEMENT (INCLUDING EVENTS THAT WOULD AFFECT THE ACCURACY OR COMPLETENESS OF THE PUBLICLY AVAILABLE DOCUMENTS

DESCRIBED IN THE PRECEDING PARAGRAPH) THAT WOULD AFFECT THE TRADING PRICE OF THE COMMON STOCK (AND THEREFORE THE NUMBER OF SHARES OF COMMON STOCK WHICH WILL BE EXCHANGED FOR THE NOTES ON THE MATURITY DATE) HAVE BEEN PUBLICLY DISCLOSED. SUBSEQUENT DISCLOSURE OF ANY SUCH EVENTS OR THE DISCLOSURE OF OR FAILURE TO DISCLOSE MATERIAL FUTURE EVENTS CONCERNING COMPAQ COULD AFFECT THE TRADING PRICE OF THE NOTES AND THE NUMBER OF SHARES OF COMMON STOCK WHICH WILL BE EXCHANGED FOR THE NOTES ON THE MATURITY DATE.

HISTORICAL INFORMATION

         The Common Stock is traded on the NYSE under the symbol "CPQ". The following table sets forth the quarterly high and low Closing Prices for the Common Stock quoted on the NYSE for the four calendar quarters in 1995, 1996 and 1997 (through October 21, 1997), and the closing price at October 21, 1997, all as reported by Bloomberg Financial Services. The prices set forth in the following table have been adjusted to reflect the five-for-two split, effected by means of a stock dividend, on each outstanding share of Common Stock, which was payable on July 28, 1997 to holders of record on July 14, 1997. On October 16, 1997, Compaq announced a two-for-one split (the "Split"), to be effected by means of a stock dividend, on each outstanding share of Common Stock. The Split is subject to shareholder approval and will be payable to holders of record on October 31, 1997. If the date of this Pricing Supplement is before the ex-dividend date for the Split, the Exchange Rate will be subject to adjustment as described under "Description of the Notes--Anti-Dilution Adjustments--Stock Dividends". The Issuer assumes no responsibility for the accuracy or completeness of this information and has relied upon this information without independent verification. The historical prices of the Common Stock should not be taken as an indication of future performance. No assurance can be given that the prices of the Common Stock will remain at a level which will result in an investor recouping his or her original investment in the Notes. See "Risk Factors--Payment at Maturity; Lack of Principal Protection; Limited Appreciation".



                                                              HIGH            LOW
                                                               ($)             ($)

1995
         Quarter ended March 31.............................  17 35/64        12 51/64
         Quarter ended June 30..............................  18 5/32         12 45/64
         Quarter ended September 30 ........................  21 45/64        18
         Quarter ended December 31. ........................  22 19/32        17 61/64
1996
         Quarter ended March 31.............................  21 1/4          14 19/32
         Quarter ended June 30..............................  19 29/32        15 3/64
         Quarter ended September 30.........................  26              16 19/32
         Quarter ended December 31..........................  34 19/64        25 45/64
1997
         Quarter ended March 31.............................  34 3/4          28 51/64
         Quarter ended June 30..............................  43 21/32        28 27/32
         Quarter ended September 30.........................  78              40 3/4
         Quarter ended December 31..........................  69 1/2          77 1/4
         (through October 21, 1997)

Closing price on October 21, 1997...........................  73 7/8


         On October 16, 1997, Compaq announced the initiation of a quarterly dividend (the "Quarterly Dividend") of $0.03 per share of Common Stock ($0.015 per share of Common Stock after the Split). The first Quarterly Dividend will be payable on January 20, 1998 to holders of record on December 31, 1997. The Issuer makes no representation as to the amount of dividends, if any, that Compaq may pay in the future. In any event, Holders of the Notes will not be entitled to receive any cash dividends that may be payable on the Common Stock. Unless the Quarterly Dividend qualifies as an Extraordinary Dividend, there will be no adjustment to the Exchange Rate to reflect the Quarterly Dividend. See "Description of Notes--Anti-Dilution Adjustments--Dividends and Other Distributions".

                 UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

         THE FOLLOWING DISCUSSION REPLACES, TO THE EXTENT INCONSISTENT THEREWITH, THE DISCUSSION OF UNITED STATES TAXATION SET FORTH IN THE PROSPECTUS SUPPLEMENT.

         The following summary of the principal United States federal income tax consequences of ownership of the Notes deals only with a Note held as a capital asset by an initial purchaser who or that is (i) a citizen or resident of the United States, (ii) a domestic corporation or (iii) otherwise subject to United States federal income taxation on a net income basis in respect of a Note (a "U.S. Holder"). It does not discuss the rules that may apply to special classes of holders such as life insurance companies, banks, tax-exempt organizations, dealers in securities, currencies or commodities, traders in securities that elect to mark to market, persons that hold Notes that are a hedge or that are hedged against price risks or that are part of a straddle or conversion transaction, or persons whose functional currency is not the U.S. dollar. The summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as in effect on the date hereof and all subject to change at any time, perhaps with retroactive effect.

         NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE NOTES SHOULD BE TREATED FOR UNITED STATES FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE HIGHLY UNCERTAIN. ACCORDINGLY, A PROSPECTIVE INVESTOR IN THE NOTES SHOULD CONSULT ITS TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

         Pursuant to the terms of the Indenture, the Issuer and every holder of Notes will be obligated (in the absence of an administrative determination or judicial ruling to the contrary) to characterize the Notes for all tax purposes as a forward contract to purchase shares of Common Stock on the Maturity Date, under the terms of which contract (i) at the time of issuance of the Notes the holder deposits irrevocably with the Issuer a fixed amount of cash equal to the purchase price of the Notes to assure the fulfillment of the holder's purchase obligation described in clause (iii) below, which deposit will unconditionally and irrevocably be applied on the Maturity Date to satisfy such obligation, (ii) until the Maturity Date the Issuer will be obligated to pay interest on such deposit at a rate equal to the stated rate of interest on the Notes as compensation to the holder for the

Issuer's use of such cash deposit during the term of the Notes and (iii) on the Maturity Date such cash deposit unconditionally and irrevocably will be applied by the Issuer in full satisfaction of the holder's obligation under the forward purchase contract, and the Issuer will deliver to the holder the number of shares of Common Stock that the holder is entitled to receive at that time pursuant to the terms of the Notes. (Prospective investors should note that cash proceeds of this offering will not be segregated by the Issuer during the term of the Notes, but instead will be commingled with the Issuer's other assets). Consistent with the above characterization, (i) amounts paid to the Issuer in respect of the original issue of Notes will be treated as allocable in their entirety to the amount of the cash deposit attributable to such Notes and (ii) amounts denominated as interest that are payable with respect to the Notes will be characterized as interest payable on the amount of such deposit, includible annually in the income of a U.S. Holder as interest income in accordance with such holder's method of accounting.

         Assuming that the Notes are characterized as described above, a holder's tax basis in a Note generally would equal the holder's cost for the Note. Upon the sale or exchange of a Note, a U.S. Holder generally would recognize gain or loss equal to the difference between the amount realized on the sale or exchange and the U.S. Holder's tax basis in the Note. Such gain or loss generally would be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at the time of disposition. Upon delivery of the shares of Common Stock at Maturity, a U.S. Holder would not recognize gain or loss on the purchase of such shares of Common Stock against application of the monies received by the Issuer in respect of the Notes. A U.S. Holder would have a tax basis in such stock equal to the U.S. Holder's tax basis in the Notes (less the portion of the tax basis of the Notes allocable to any fractional share, as described in the next sentence) and would have a holding period in such stock beginning on the date following the date of receipt of such shares of Common Stock. A U.S. Holder would recognize gain or loss (which would be short-term capital gain or loss) with respect to cash received in lieu of fractional shares, in an amount equal to the difference between the cash received and the portion of the basis of the Notes allocable to fractional shares (based on the relative number of fractional shares and full shares delivered to the holder).

         Alternatively, the Internal Revenue Service may assert that a Note should be treated as a single debt instrument subject to special rules governing contingent payment debt instruments (the "Contingent Payment Regulations"). If the Contingent Payment Regulations were to apply to the Notes, a U.S. Holder would be required to include in income for each accrual period an amount determined by constructing a projected payment schedule for the Notes and applying rules similar to those for accruing original issue discount on a hypothetical non-contingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which the Issuer would issue a noncontingent fixed rate debt instrument with terms and conditions similar to the

Notes (the "comparable yield") and then determining a payment schedule as of the issue date that would produce the comparable yield.

         If the Contingent Payment Regulations were to apply to the Notes, gain or loss upon the sale, exchange or retirement of the Notes would be determined by the difference, if any, between the fair market value of the amount received by the U.S. Holder and the U.S. Holder's adjusted basis in the Notes. In general, a U.S. Holder's adjusted basis in a Note would equal the amount paid for the Note, increased by the amount of interest previously accrued by the holder (in accordance with the comparable yield and the projected payment schedule), and decreased by the amount of interest payments received by the holder with respect to the Note. Any gain upon sale, exchange or retirement of the Notes would be ordinary interest income; any loss would be ordinary loss to the extent of interest included as income in the current or previous taxable years by the U.S. Holder in respect of the Notes, and thereafter, capital loss.

          Even if the Contingent Payment Regulations do not apply to the Notes, it is possible that the Internal Revenue Service could seek to characterize the Notes in a manner that results in tax consequences to U.S. Holders different from those reflected in the Indenture and described above. For example, the Internal Revenue Service could seek to allocate less than all of the amounts paid for the Notes to the cash deposit described above and treat the cash deposit as a debt instrument acquired at a discount. In that case, U.S. Holders would be required to include such original issue discount in income as it accrues in addition to stated interest on the Notes. Prospective investors should consult their tax advisors as to possible alternative characterizations of the Notes for United States federal income tax purposes.

                                VALIDITY OF NOTES

         The validity of the Notes offered hereby will be passed upon by Maples and Calder, George Town, Grand Cayman, Cayman Islands, British West Indies, and by Sullivan & Cromwell, New York, New York. Sullivan & Cromwell will rely as to all matters of Cayman Islands law upon the opinion of Maples and Calder. See "Validity of Notes" in the Prospectus.

                                -----------------

         The Issuer's Medium-Term Notes, Series B will be offered for sale in the aggregate principal amount of up to $500,000,000 (or the equivalent thereof in any foreign currencies or currency units) (provided that the Issuer reserves the right to increase such aggregate principal amount from time to time). After giving effect to the issuance of the Notes to which this Pricing Supplement relates, $[O] principal amount of Medium-Term Notes, Series B have been issued by the Issuer.

                                -----------------

                              GOLDMAN, SACHS & CO.

                                -----------------

              The date of this Pricing Supplement is October [  ], 1997.